Filed by Equillium, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38692

Subject Company: Metacrine, Inc.

Commission File No.: 001-39512

Date: September 27, 2022

Event ID: 8770084

Event Title: Equillium Announces Interim Data from Type B Portion of EQUALISE Study in Patients with Lupus Nephritis

Date: 09/27/2022

Executives:

Bruce Steel – Chief Executive Officer

Maple Fung – Senior Vice President of Clinical Development

Stephen Connelly – Chief Scientific Officer and Co-founder

Operator:

Welcome and thank you for joining us this morning for Equillium’s announcement regarding interim data from the Type B portion of the EQUALISE study found in patients with lupus nephritis.

Presenting on behalf of this of the company this morning is Mr. Bruce Steel, chief executive officer; Maple Fung, senior vice president of clinical development; and Dr. Stephen Connolly, chief scientific officer.

Before we begin, I would like to remind you that any statements made during this call that are not historical, are considered to be forward-looking statements within the meaning of the private securities litigation Reform Act of 1995. Actual results may differ materially from those indicated by these statements as a result of various important factors. This includes those discussed in the risk factors section in the company’s most recent quarterly and annual reports Form on 10-K and 10-Q as well as other reports filed with SEC. I’ll remind you that this call is being recorded, and a replay will be available on the company’s website following the conclusion of the call. And with that, I’m pleased to turn the call over to Mr. Bruce Steel, chief executive officer for Equillium. Go ahead, Mr. Steel.

Bruce Steel:

Thank you very much. And good morning, everybody for joining us this morning for Equillium’s update on the EQUALISE Study of Itolizumab with Interim Data on the Type B Portion of Patients with Lupus Nephritis.

Pleased to have Dr. Stephen Connelly, our chief scientific officer and co-founder, and Dr. Maple Fung with me this morning. I’d like to highlight that we will be making forward-looking statements for this discussion, suggest you review our safe harbor statement. We also have additional information available regarding the recently announced Metacrine transaction for your reference.

Today, we’ll be covering a review of the goals of lupus nephritis, and the treatment of this disease - Equillium’s approach; quick recap of data we provided in the Type A portion update, which was conducted in patients with lupus without a confirmed diagnosis of lupus nephritis; as well as some early data around activity that we observed in patients with elevated proteinuria in that portion of the study.

And then of course, we’re very excited to provide a detailed update on the Type B portion in subjects with lupus nephritis. In short, the subjects we’ve evaluated to date, have entered the study with very high levels of proteinuria. With a mean of 5.8 grams, this is significantly higher in terms of UPCR (Urine Protein Creatinine Ratio) protein parameter ratio than patients that have been observed in recent studies, including approved therapies. And what we’ve observed are what we believe to be early rapid and deep reductions in proteinuria that has well-exceeded what would otherwise be expected on background standard of care (SoC). So, we’re very pleased to report these results to you to date. And this continues to build on the body of evidence that itolizumab is safe and well-tolerated. And as a first in class, highly novel and differentiated therapeutic agent could potentially be used not only in lupus nephritis, where there remains very high unmet medical need, but in a broad range of severe autoimmune inflammatory disorders. So, we’re very pleased to provide this update to you today. And with that, I’ll turn the call over to Steve.

Stephen Connelly:

Thanks, Bruce, and good morning to everyone. So first, let’s take lupus nephritis in numbers. As you’re aware, 50% of lupus patients will progress to have lupus nephritis, a severe manifestation of the disease, and that puts it at about 100,000 lupus nephritis patients in the US. About 10-30% of these patients will progress to end-stage renal failure requiring kidney replacement therapy. Now, on standard of care (SoC) or standard inductions typically uses MMF (mycophenolate mofetil) and steroids, you see about 50% of patients achieving a 50% reduction in UPCR by six months on standard of care (SoC). The two recently approved therapies incrementally improve this number, but we’re still seeing about 60% of patients at the year marked that haven’t achieved this all- important complete response of below between 0.5 - 0.7 g/g of UPCR.

So, let’s just recap on proteinuria and albuminuria; why this is so important. So, proteinuria and albuminuria cause renal damage and fibrosis and are markers of disease. You can see on the right-hand side of this table, highlighting the increased levels of proteinuria and albuminuria, actually are markers of severe kidney damage. And the key takeaway here is, the more proteinuria and the longer you have it, the greater your outcome is in terms of kidney survival. Now what we need here are therapies that just decrease the levels of proteinuria: early, rapid, and deep to minimize kidney damage. Now proteinuria is an approved surrogate endpoint for the treatment of glomerulonephritis including therapies such as lupus nephritis.

I want to spend a minute on what the treatment goals are for lupus nephritis. Here, you can see the EULAR/ERA-EDTA lupus nephritis guidelines. And in the blue, there’s a target decrease a proteinuria of at least 25% at three months; at least 50% by six months; or a complete response as defined by UPCR below 0.5-0.7 g/g. Now in addition to this, you really want to be reducing steroids to at or below 7.5 mg/day between three to six months. Now, one of the really interesting things about this guidance if you read the document is that those patients in the necrotic range having over three to 3-3.5 g/day of proteinuria may take an additional six to 12 months to achieve desired clinical outcomes due to slower proteinuria recovery, highlighting the higher UPCR can be more challenging to decrease.

Okay, so this is a really interesting study that was published more recently by the Accelerating Medicines Partnership (AMP). This is a public-private partnership between the NIH, the FDA, pharma and non-profit organizations aimed at looking at everything from molecular interactions and pathways to clinical outcomes in patients with lupus nephritis amongst other diseases.

Now, what you’re looking at is the AMP Lupus Nephritis Cohort, a cross-sectional longitudinal analysis of 121 patients with lupus nephritis, with mean UPCR of 3.2 on standard of care (SoC), looking at response rates at 12, 26 and 52 weeks. Now, these patients have had a recent biopsy confirming lupus nephritis and a baseline UPCR > 1.0 g/g. Now, this data is really interesting because it’s representative of a US multicenter, multi-ethnic real-world experience, but it’s also consistent with the placebo groups seen in recent clinical trials.

So focusing on the left-hand side, you can see a 12, 26 and 52 weeks: the levels of non-responders in gray; partial responders in blue; and complete responders in green. Now, at week 12, 70% of patients do not respond to standard of care (SoC) therapy. By week 26, about 43% have really achieved at least a partial response or at least a 50% reduction. And that marginally improved by week 52. So, we have a split of 50% of patients getting at least a 50% reduction, and 50% of patients not responding to therapy at all. Now, this highlights the need for additional therapy.

So what are those additional therapies? Well, more recently, we’ve seen the approval of two agents in the lupus nephritis space. Now, what’s really interesting about these studies is if you look at the placebo groups, they’re actually very similar to what the AMP Cohort had been able to describe - very low rates of ORR at 12 and 24 months. Now, on the left-hand side, looking at Lupkynis, Lupkynis - at six months had an ORR of about 50% and about 50% of the placebo group and in active 50% of those patients not responding. That didn’t really change much between six and 12 months, we’re still at 12 months 50% of patients not responding and 52% of patients achieving at least a 50% reduction. The addition of Lupkynis actually saw some improvements that were at six months and 12 months, you see at least 70% of patients getting at least a 50% reduction.

On the right-hand side, if we look at Benlysta - Benlysta actually reports data out at 24 months usually using the PERR, but what’s shown here is the complete response ratios. And what you see is that 24 months in the placebo arm 63% of patients do not respond to therapy, meaning that they do not achieve at least a 50% reduction in their proteinuria. Now, when you add Benlysta to this, you improve the ORR to just shy of 48-50% and 52% of those patients at 24 months are not responding to therapy. Now, this highlights that although we have improvements over standard of care (SoC), there’s still a grave need for therapies that can rapidly and deeply reduce the levels of proteinuria in more patients safely without broad immunosuppression.

Okay, I’m gonna spend a little bit of time just recapping on itolizumab the CD6-ALCAM pathway and our approach in lupus nephritis. So as you know, CD6 is a co-stimulatory receptor overexpressed on Teff (The Effector T cell) and down-regulated on Treg (Regulatory T cells) CD6 cells becomes overexpressed during activation and downregulated on the regulatory T cells. We know that CD6 high cells exhibit a greater pathogenic capacity shown on the right, higher proliferation pathogenic phenotypes and increased secretion of proinflammatory cytokines. Now, the CD6-ALCAM pathway is important for the formation of a competent immune synapses, the activation of T cells as well as the trafficking of those T cells into tissues.

Okay, so what I want to highlight here is our recent data published in the Journal of Clinical Investigation that shows a sort of bench to bedside approach that’s indicative of how we think about indication selection at Equillium. Now, starting with translational data from humans; what’s noted is that these antigen specific autoreactive T cells in SLE/LN pathogenesis are CD6+; and single cell RNAseq data from lupus nephritis kidneys versus normal kidneys showed a 16-fold increase of infiltrating CD6+ T cells and a nine-fold increase of outcome expression on renal tissues.

Now, what’s also important is that the outcome for CD6-ALCAM in its soluble form in the urine is a strong biomarker of active lupus nephritis. And this has been published in multiple independent articles highlighting that not only is this pathway upregulated from a tissue perspective, but we’re seeing elements of this pathway as specific biomarkers of disease. Now, following up on that translational data, we completed multiple animal models of SLE/LN and glomerulonephritis, showing the blockade of the CD6-ALCAM pathway was as effective as at least cyclophosphamide or LMS in these animal models.

And lastly, as we’ll cover today, a little bit of exploratory analysis in our SLE patients who had elevated levels of UPCR & UACR, upon treatment with Itolizumab saw an improvement in these numbers, and that’s a decrease in UPCR.

But I think this slide really tells a story of why we’re excited about this approach in lupus nephritis. It’s this unique upstream disease-modifying mechanism that selectively targets autoreactive T effector cells, activity and trafficking to promote immune homeostasis and induce durable remission. Now, starting on the left-hand side, blockade of the CD6-ALCAM pathway can inhibit multiple pro-inflammatory cells and cytokines synergistically. While in the middle, we know that when ALCAM is overexpressed on tissues, that leads to an enrichment, specifically of these pathogenic CD6 high cells, so we just shut down that enrichment of cells at the site of inflammation.

Now, more importantly, on the right-hand side, but most often overlooked, is that the cause of autoimmune inflammatory disease is often the loss of tolerance or the imbalance between the good T regulatory cells and the bad T effector cells. We’ve seen its effects being overexpressed on effector cells while downregulated on T regulatory cells, we have a way of selectively modulating effector cell activity and actually augmenting the T regulatory compartment with the potential we hope to induce durable remission in patients. Now, I’ll hand over to my colleague, Dr. Maple Fung to discuss the Type A – Systematic Lupus Erythematosus (without Lupus Nephritis).

Maple Fung:

Hi, good morning, everyone. As noted, I will first review that Type A study design and some top line results that were previously shared on Type A and then we will get into the exciting new interim analysis of the Type B patients. So, this first slide shows the study design of Type A, it was a phase 1B open-label, dose escalation study, the patients had active or inactive lupus, but without known lupus nephritis. Patients were dosed two doses subcutaneously on days one and 15. We dosed 35 total subjects across five dose cohorts from 0.4 mg/kg up to 3.2 mg/kg. The primary objective of this portion of the study was to assess the safety and tolerability in these lupus patients with or without active lupus, but without known lupus nephritis. And again, to look at PK and PD of itolizumab.

So, to start first with this data safety summary for Type A cohorts, this subject the safety was monitored by independent Data Review Committee for dose escalation purposes. 49% of subjects have experienced at least one adverse event, but predominantly the adverse events were noted in the highest dose cohort where multiple injections were required per dose. Most common terms of the adverse events were headache and injection site reactions, again, predominantly in the highest dose cohort. There were two serious adverse events in one subject in that highest dose cohort that was unrelated to study treatment, as it occurred greater than 30 days after the final dose. There was one dose limiting toxicity based on protocol specified criteria, and that was one lymphopenia event in the 2.4 mg/kg dose.

But based on the safety profile, and in conjunction with the PK/PD data, which I’ll show you on the following slide, the 1.6 mg/kg was selected for Type B subjects to be dosed bi-weekly for 24 weeks in the Type B portion of the study. This next slide shows that all important dose dependent pharmacokinetics and rapid pharmacodynamics that we gained from this trial. On the left-hand side of the study, we see the dose-dependent increases in itolizumab exposures that were observed, this is a log scale showing the 0.4 - 3.2 mg/kg dosing exposures. Preliminary data suggests there’s no impact on anti-drug antibodies on pharmacokinetics. On the right-hand side, we have the pharmacodynamic portion of the study showing our primary PD markers with the reduction in cell service levels of CD6 on both CD4 and CD8 cells. This portion of the graph shows the CD4 cells and what we’re looking at here is that change in the percent of CD6 from baseline in the middle panel there for day 15. This is two weeks after the first dose right prior to the second dose. You can see that the magnitude of decreases comparable at the 1.6 mg/kg dose and higher. Similarly, that’s seen as 14 days after the second dose on day 29.

So, this next slide shows an exploratory analysis of lupus subjects from this Type A portion that had elevated proteinuria. This and the other Type A data was presented at ASN and ACR of last year. So, the left-hand side of the figure is a graph that details this exploratory subgroup analysis of patients that had elevated urine protein creatinine ratio or urine albumin creatinine ratio. And you could see that with just the two doses, there was a meaningful change of up to 50% across the patients after those initial two doses.

This analysis was in part initiated based on a similar analysis conducted by the BLISS-52 belimumab trial. And that’s what we see on the right-hand side, the median percent reduction of elevated within patients with elevated proteinuria in their initial lupus trials are shown. And here you can see that reduction across, you know, 52 weeks, which is a much longer duration, was approximately 38%. And so superimposed on that we have for illustrative purposes, included the bright blue line showing that although much smaller numbers, we do see a deep and early response even in these patients with a low degree of proteinuria.

So, what we find here is that low grade proteinuria is both present and treatable in patients with lupus and provide the positive signal drug activity for the treatment of lupus nephritis. This trial, this exploratory analysis gave us conviction too that there was clinical activity with itolizumab in lupus patients, and that we should continue into this important Type B portion of the study in looking at lupus patients with active nephritis.

So in summary, for the Type A portion of the study, we concluded that subcutaneous administration of itolizumab, particularly 0.4 - 2.4 mg/kg doses was well tolerated. The tolerability was reduced in that highest dose cohort of 3.2 mg/kg dose with over 50% of patients discontinuing treatment after the first dose, in part because of the multiple injections that were required for the high dosing.

Consistent with the mechanism of action of itolizumab, CD6 on the surface of T cells decreased significantly in a dose dependent fashion with maximal effect achieved at doses of 1.6 mg/kg or higher.

The exploratory subgroup that I just shared of Type A, lupus patients with elevated baseline levels of protein or albuminuria (without a diagnosis of active lupus nephritis), showed a decline of proteinuria up to 54% at two months following the two doses of itolizumab.

The PK and PD analyses and the safety profile observed to date continued support its continued evaluation of subcutaneous itolizumab in lupus and lupus nephritis and other chronic autoimmune diseases.

So with that, I’m excited to move into the new portion of our presentation regarding the interim data results from the Type B portion of EQUALISE in patients with active proliferative lupus nephritis.

So, I’ll start here first to review the study design of this Type B portion. We enrolled active proliferative lupus nephritis patients that required induction treatment due to new diagnosis or relapsing disease or patients with that were incomplete responders to standard of care (SoC). Itolizumab is dosed 1.6 mg/kg subcutaneously every two weeks for a total of 13 doses, that’s weeks one to 24. Then the key clinical activity assessments are then done at week 28 with a follow-up period up through week 36.

The goal is to study up to 20 patients, the key eligibility criteria and are seen here in the middle of the slide: ApLN patients are on mycophenolate 2-3 g/d; induction patients may receive corticosteroids but they will need to be rapidly tapered to less than 10 mg/d by week 10; patients must have a renal biopsy within 12 months; showing that ISN/RPS, Class III or IV disease, they can have concomitant class V disease as well; and apLN patients must have > 1.0 g/g of proteinuria.

And again, we are focused on safety and tolerability as our primary objective. The secondary objectives include characterizing the pharmacokinetics and pharmacodynamics. And we are starting to look at that initial clinical activity and here today we’ll be focused on the change in urine protein creatinine ratio as well as looking at the proportion of subjects that achieved response.

So, this first slide shows the key demographics of the patients that have been enrolled to date. We’ll talk a little bit about the patients for all of our analyses. But the safety population includes all 13 patients that have been dosed, the mean age was 33.7. Predominantly, these patients were female, and predominantly, they were Asian with three patients enrolled in the United States and 10 enrolled in India. The mean lupus duration of their disease has been seven years. The mean of their lupus nephritis duration is six years, and nine or 69% of patients have a history of previous induction treatments.

This next row shows the lupus nephritis class type, and you’ll see that the majority of patients enrolled had concomitant class V disease along with their class III or IV disease. The mean urine protein creatinine ratio was quite high with a mean of 5.8 g/g, and the median was five. The mean eGFR at baseline was approximately 110 ml/min/1.73 m2.

So, this next slide then demonstrates the subjects that we will be reporting on as of our data cut, subjects have been dosed again, that’s our full safety population. However, 12 subjects have received > 1 dose and have a post baseline assessment making our efficacy population, there was just the one subject that discontinued due to unrelated adverse events after just one dose, and they do not have post-baseline efficacy assessments. Six subjects have completed through week 28, or the end of study (EOS) with all of their follow-up visits, and 11 subjects have passed week 12. Again, these patients are highly proteinuric with a baseline mean urine protein creatinine ratio of 5.8 g/g.

So, I’ll first start by discussing the safety in these patients. Again, the safety population is 13 subjects and reviewing the left-hand side, which is our safety overview, 77% of subjects have reported at least one adverse event and these have predominantly been mild to moderate in severity. There are two subjects that have had an adverse event of special interest, and that is lymphopenia. Lymphopenia events are tracked very carefully across all of our itolizumab studies and programs, in part because based on the mechanism of action, this can also be tracked as a PD marker.

These reversible events have not resulted in any clinical sequelae and two subjects again have reported a grade 3 or 4 event. Two subjects also had at least one serious adverse event. All serious adverse events have been unrelated to study treatment. And these two subjects did early terminate due to these adverse events, but they were on a terminated study treatment due to these adverse events, however, none of them were related to study treatment. There was one additional subject that discontinued study drug due to physician decision. And you could see some details of these adverse events here in the table on the right.

So, this next slide shows the pharmacokinetics and pharmacodynamics portions of the study. And on the right-hand side, you’ll see that the pharmacokinetics is similar between the Type A and B subjects superimposed upon the figure that was previously shown regarding the pharmacokinetics in a dose-dependent manner. In the Type A subjects you’ll see the light blue dotted line at the Type B patients dosed here at 1.6 mg/kg, and it was reassuring to see the comparability despite the different patient populations in Type A and Type B.

Additionally, the reduction of cell surface CD6 as the PD marker is consistent with the mechanism of action and to date no subjects have exhibited high titers of anti-drug antibodies. There have been no changes to pharmacokinetics in patients that have low levels of anti-drug antibodies.

The next we’re excited to share, the next four slides will show the interim efficacy data as we currently see it. So, the first slide shows the clinical responses of all subjects. So, there’s three different panels here and each panel is at a different time point, but this is the summary data. Starting on the left-hand side at week 12, there are 11 subjects. And you’ll see in the top green bar this is the percent of patients that have a complete response of > 50% urine protein creatinine ratio reduction and have reached the bar of having < 0.5 g/g of urine protein. In the blue bar following that, is the partial responders. So, at week 12 an additional 27% of patients have greater than 50% reduction in urine protein creatinine ratio, and that overall response rate of complete responders in addition to partial responders is 45% as early as week 12.

In the middle column, we have the six patients that have completed through week 28 or the end of study (EOS). And here we have added an additional component of the light green bar, which is complete responders of > 50% of urine protein creatinine ratio, but have reached a bar of between 0.5-0.7 g/g. You’ll see in the dark green, it was 17% of patients that reached the stringent bar of 0.5 g/g, and additional 33% between 0.5-0.7 g/g. Here at week 28, also 1/3 of patients 33% had a partial response of > 50% reduction as well with an overall response rate then of complete responders and partial responders of 83% by week 28.

And on the right side, we see all patients that have been dosed with that post-baseline assessments of and total of subjects is 12. And here we see 17% of patients with a complete response with the bar of .5 g/g and below that at 25%. Additional 25% patients were at the urine protein creatinine ratio of 0.5-0.7 g/g. So therefore, the overall response rate here is 67% for all subjects, regardless of where how far they are in dosing, and we’ll be looking at a little bit more subject-level dosing in the next couple of slides. But we find that this, this overall response rate achieved by 12 and 20 weeks is greater than what might be expected with standard of care (SoC) alone.

So, this next slide shows subject-level data over time with their longitudinal disposition. So, on the left-hand side, you’ll see the individual subjects and their baseline urine protein creatinine ratio. And crossing the slide is how far these subjects have progressed through the study. So, the first six subjects are noted above the initial line here. And what we see here is both how long the patients have dosed, but then more compelling are the diamonds. So, the diamonds indicate the first noted partial response in blue. And then the first noted complete response in green. And so, what we see is very early on, on the study on the left-hand side of the slide, a number of diamonds showing that early response. And then when they become green diamonds, it shows that, you know deep response where they in green have achieved a complete response. And what’s interesting about it is not just the early responders that we see, but then there are patients for example, subject number two, where you see there, the more expected response, some patients where the responses are seen a little bit later, for example, the blue triangle at week 16 but later than became a green triangle further on in the study at week 32.

So, this next slide shows, again, individual subject-level data, and these are the patients the 12 patients that have greater than one dose and at least one post-baseline assessment. So, this slide has a lot of information on it. But to start the change in UPCR, their best clinical response is noted with the decline showing maximum reductions in urine protein creatinine ratio and the color bar show that best response.

So, on the left side, you see the gray bars these are the non-responders that had less than a 50% reduction. Some getting close to 50% but nonetheless, less than 50%. The middle bar showed the blue partial responders. And although they are greater than 50% reduction in nearly close to 75 and 80%, they did not quite reach those bars of 0.5 or 0.5 - 0.7 g/g. On the far right side, you see the complete response patients and these have all again had greater than 50% response and some close to 90% and up response with again, the dark green being those that reach the stringent bar 0.5 g/g and the lighter green being between 0.5 - 0.7 g/g. Note that the asterisks, these are the patients that are still actively dosing. So, we are hopeful that they too can reach a complete response.

So, this is my last data slide showing all the subjects together, and the change in urine protein creatinine ratio over time again, with the maximum subject number of 12 here. On the right-hand side, we’ve actually highlighted some of the change in urine protein creatinine ratios from baseline at key time points such as week 12 and at week 28, or the end of study (EOS). And further on the far right, is the daily steroid dose showing prednisone equivalents here at baseline median at 50 mg was noted to week 12, where this had declined expectedly to 6.2 milligrams, and to week 24, and end of study at 5 mg. What’s notable on this slide is that at a median of 51%, urine protein creatinine was reduced by week 12.

So my last slide here shows that itolizumab added to the standard of care treatment shows clinically meaningful benefit, and to contextualize that we bring back those EULAR/ERA-EDTA treatment goals for patients with lupus nephritis. And these are seen on the left-hand side with the treatment goals at three months, six months and 12 months. And to contextualize it again, we have that AMP standard of care, longitudinal data that Steve previously shared in the middle column. And then on the far right is the itolizumab interim analysis data. So, what we see is that by week 12, with a target is a reduction in proteinuria of at least 25%, we have 64% of patients at that target, and at six months with the goal being partial clinical response or a 50% reduction in proteinuria, where AMP saw with standard of care treatment 43% of patients reaching that goal, we see 83% of patients. And we also note the complete clinical responses that we have seen at month six as well there. So, with that, I will turn it back over to Steve to share some of the highlights.

Stephen Connelly:

Thanks Maple. And I think the key takeaway here as we think about how this moves the needle in lupus nephritis, is that although these are highly proteinuric patients at baseline, the mean UPCR 5.8 grams, 83% of these subjects had at least a partial response by week 28, which is much greater than is expected with standard care alone. And a median time to response of 12 weeks. Now, broken out even further, 28 weeks, 83% of these patients achieved a partial, at least a partial response, and four of six or 67% of these patients had a mean reduction of over 80% reduction in their UPCR. Now, if we consider all of the patients in the study, regardless of where they are in their dosing, we see the 67% of patients achieved at least a 50% reduction in their UPCR. And we have a mean reduction in proteinuria by over 60%, but in round numbers, that’s a mean reduction of over three grams in UPCR across all of those patients, regardless of where they are or continue to dose in that paradigm. So as we think about the goals for lupus nephritis in terms of reducing levels of proteinuria and the damaging effects of proteinuria, we remain very, very excited about these results in terms of their impact to, to clinical outcomes

With that, I’ll pass it over to Bruce to talk about next steps.

Bruce Steel:

Thanks, Steve. Thanks, Maple.

We’re very pleased obviously with what we’ve observed so far in the study. We believe itolizumab continues to demonstrate a favorable safety and tolerability profile. The 1.6 mg/kg dose level really across our studies appears to be sort of an optimal dose level.

We’re also pleased that we’ve now been able to dose patients through six months and continue to demonstrate a good safety and tolerability profile.

This emerging product profile in this indication does suggest differentiation in terms of early, rapid and deep responses, in particularly calling out again, the fact that these patients had very high levels of protein, suggesting quite severe disease.

Adding to our conviction that the clinical activity of itolizumab is highly differentiated and has the potential to be impactful as a therapy for patients with severe autoimmune and inflammatory diseases, particularly within lupus nephritis. Obviously, now that we have this data, this is backed up with a very strong conviction that the pathway we’re targeting, the CD6-ALCAM pathway, is highly upregulated in this disease. And so, we’re pleased to see the consistency from that initial signal, and the lupus study that’s now showing follow-through in the lupus nephritis part of the study.

Based on this data, as well as significant KOL feedback on this data, we do plan to continue enrolling EQUALIZE study, we do expect top line data now mid-year 2023.

We will continue to analyze serologies as well as carefully paying attention to biomarkers with particular focus on the CD6-ALCAM urinary biomarkers that have shown to be upregulated in patients with lupus nephritis. And we are now preparing for later stage development, a program that can potentially support product registration. And we’ll be looking for ways to differentiate the program moving ahead clinically. So, with that, we’re happy to take any questions that the audience may have.

Operator:

At this time, I would like to remind everyone in order to ask a question press star then the number one on your telephone keypad.

Your first question comes from the line of Roger Song. Your line is open.

Roger Song:

Great. Thank you for taking the question and congrats for the data.

A couple of on this. So, start from the baseline UPCR, maybe can you just comment, is this surprising to get such a high baseline compared to other LN studies in the past? Particularly any key difference, kind of a different enrollment, and inclusion criteria versus other trials make you get this high based on UPCR?

Stephen Connelly:

Yeah, sure. So, Roger, maybe last bit there, but perhaps I can just comment on the levels of UPCR.

So, they’re in the range that you see in patients, perhaps what you’re seeing is that now with, you know, changes in approved drugs, etc, is that were just led to enrolling maybe ostensibly sicker patients here or patients with a greater level of UPCR. We did exhibit, we did observe that this level of UPCR seemed to be consistent across jurisdictions. It wasn’t driven by any one ethnicity or any one sort of territory for which patients were recruited from. Now, if you look at the ranges in some of these studies, you can see very high levels within those, it’s just the averages from a mean perspective are skewed to some of the lower. So, it could just be that we’re now sort of, at the end of the funnel, where we’re seeing patients who as our study about the mean duration of LN of five years, perhaps they’re just not responding to therapy. So, one could think about this as ostensibly sicker patient population, but these levels are within the realms of what is often observed with these patients. We’re just now seeing a skew in our trial to enrolling patients who have a higher mean level across the board.

Does that help answer the question? And perhaps you can reiterate the final portion of your question if I miss that?

Roger Song: 4:00

No, I think that answer. I guess the...the final portion is the inclusion criteria, any difference? I believe you stay kind of they say there was a patient and council and you know, there.

Yeah, so okay. Great.

Bruce Steel:

We weren’t seeking out these patients with higher proteinuria. That’s just the patients we recruited with pretty standard recruitment terms.

Roger Song:

Yeah, got it. Okay. Great.

And then in terms of the background therapy, since you allow the induction and the other people, patient not responding to the stable therapy, do you have a sense of how many of those patients received the induction versus the background therapy not responding? And another kind of follow up question after that is, what is the expected complete response rate or the partial response from those inductions therapy can gain? Thank you.

Maple Fung:

Yeah, so I’ll start first with the previous treatments. And so, these patients were predominantly induction patients. But as I shared, most of them had had previous induction treatments already and I think that’s the answer to your first question. And the second question is the most recent approvals of both Benlysta, as well as Lupkynis, were in similar patient populations in lupus nephritis patients.

Roger Song:

Got it. Okay. Great.

Okay, so maybe just the last one from us. For the complete response that you separate by the UPCR less than 0.5 g/g and 0.5-0.7 g/g. Maybe just comment on how many for the less than 0.7 g/g for this population with such a high UPCR? And what is the target for the complete response for that population?

Stephen Connelly: 6:23

Yeah, sure.

So, the target criteria, if you look at the ERA-EDTA guidelines, is for a complete response to get below 0.5-0.7 g/g. Now, when you’re in those ranges, that can be quite noisy. Benlysta was approved on a primary efficacy renal response, which used 0.7 g/g, and Lupkynis used 0.5 g/g.

Now, I think the key takeaway is when you’re into this range, that’s where if you look at long-term outcomes, studies are seeing better outcomes. So, when you move from something like 11 g of proteinuria, and you just consider a 50% response, we wanted to separate out those who had 0.5 g/g, 0.7 g/g, and those who had 50%.

Now, you can actually see where our target decreases are per patient, we’ve provided that information. But I think between 0.5 g/g and 0.7 g/g is clearly where the meaningful range of reduction is, and I think it’s going to be quite noisy.

Now, if you look at slide 28, you’ll note that many of our patients who we report as between 0.5 g/g and 0.7 g/g were either say 0.5 or 0.6, so they’re within five 10% of that 0.5 g/g. And we wanted to differentiate those responses, from those in the blue bars, where they may have started with about 12-13g of proteinuria, or still dosing. And those have only achieved a partial response, which is a 50% reduction to say 6 or 7g of proteinuria. So, I think overall, you want to be driving those levels down as quickly and as rapidly and as low as possible, and there’s probably very little difference in terms of outcome measures if you’re at 0.5 g/g or 0.7 g/g. But we wanted to remain consistent with the ERA-EDTA guidelines.

Bruce Steel: 7:57

Yeah, and then probably worth just revisiting that on UPCR bases, sort of the range of normal is up to 150 mg, above 200 mg is considered well outside the range of normal. So, we think what is most impactful, particularly in the patient population with severe disease and very high proteinuria, does not so much whether you hit 450 mg or 550 mg, but the magnitude of reduction. And I say, the KOLs, so we have been speaking with, I’d say are most impressed by both the rapidity as well as the order of magnitude of reduction in these patients with very high proteinuria that they have considered to be well in excess of what you would typically expect to achieve. on background standard of care, regardless of sort of induction therapy or not, or timing, they’re up.

And as Steve highlighted, this is a pretty impactful chart in that, If you look going left to right, we’ve got six patients still in the dosing window, including three patients who are still pretty early in the study patients, subject seven, eight and 13. And then two of the three patients that are partial responders are still dosing as well. So, you know, we’re extremely pleased with these rapid and deep responses and patients that came in with quite high levels of baseline proteinuria. Hope that answered the question.

Roger Song:

No, that’s very, very helpful. Thanks for all the comments. I really appreciate it. Congrats for the data again.

Operator:

Your next question comes from the line of Dae Gon Ha. Your line is open.

Dae Gon Ha: 9:42

Hey, good morning, guys. Thanks for taking our questions and congrats from us as well. A couple of clarifying questions. One, on the patients that were coming in. Can you comment on whether any of them have actually been failures to either the Lupkynis or Benlysta in addition to standard of care?

Second, is just looking back at the type A and type B lymphopenia. There seems to have gone from 3% in Type A to now about 15%. Can you comment on what happened to the Grade 3 lymphopenia in the Type B, whether they are continuing to study or not, and whether there have been dose differences there? And what do you think happened between Type A and Type B since Type A was lymphopenia? Do 2.4 mg/kg but here we have 1.6 mg/kg giving rise to both. And then I’ve got one last question. Thanks.

Maple Fung:

Thanks for those questions. I’ll start with the first question. And there were no patients in this trial that have previously been on with Lupkynis or Benlysta. These patients had previously failed cyclophosphamide, definitely in previous MMS treatments as well. I think that’s your first question. The second question in regard to lymphopenia is that, you know, this is very early portions of our study, very few patients have been dosed in this portion of the trial, it may be a bit early to draw comparisons and percentages between this and previous portions of the study, as well other studies with Itolizumab as well.

Bruce Steel:

I think they got and also want to reiterate that the transient reductions and lymphopenia had been observed with the Itolizumab from the very first studies. It’s a known pharmacodynamic effect of the drug that has not been associated yet with any downstream, negative clinical sequelae. And, in fact, there are several drugs whose main mechanism of action is sequestering lymphocytes. So, we don’t view this as a limitation, certainly it’s a measurement we’re monitoring, as we continue to advance the program. But I’d say this is consistent with what’s been previously established. In terms of the mechanism of Itolizumab, we know, we’re not depleting T cells. We believe this is migration and we’ll continue to monitor this, but so far, this is a clinical assessment.

Steve, you wanted to have a comment?

Stephen Connelly:

Yeah. And we provided all this data to regulatory bodies, etc., we continue to monitor it. So far we’ve not seen any correlations, covariance with any clinical sequelae nor have the regulators given us feedback that we need to limit target, seek any threshold levels here. We’ll just like many other drugs, just be monitoring, I think what gives us encouragement about this is that it’s clearly a pharmacodynamic marker of the drug activity.

Now, interestingly, it’s very specific on CD4 cells that have high levels of CD6, consistent with expression profiles, and we don’t see any other changes to other hematopoietic markers. So, this isn’t changing hematopoiesis, what we believe we’re seeing is imagination or sequestration of those lymphocytes, and other peripheral blood compartments. And what you’re seeing is a change in a lap number, that again, I reiterate, does not have any correlation with any adverse ability, serious clinical sequelae. So, we continue to characterize this moving forward, but we’ve not had any cause for concern internally or from the regulators on this matter.

Bruce Steel:

And you know, like, well, as we get into larger, placebo-controlled studies, we will be mapping this for clinical outcomes versus background standard of care. In the initial first phase three study in psoriasis patients, the safety and tolerability profile was quite clean compared to placebo. And the main thing we looked at in that study was infection rates did not go up. In fact, they were a little bit lower in the Itolizumab arm than the placebo arm.

Dae Gon Ha:

On that, the Grade 3 lymphopenia patients, so, can you walk me through what happened in terms of dose titration there? Are they receiving the same 1.6 or decreasing and to what level? And I guess if it is decreasing, what do you suspect would be sort of the longer-term efficacy profiles, you think there might be some kind of a rebound in proteinuria or maintenance of efficacy? And then final question for me is, can you remind us of the protocol design, in terms of when or how often the blood draw happens we’re outcome measurement? Thanks so much.

Stephen Connelly:

Maybe I’ll start with the last question before I forget it. We collect soluble outcomes along with PK and any other serological markers. We’re continuing to analyze that along with other potential biomarkers that are associated with lupus, lupus nephritis. We’ll provide those updates when we’ve got a larger end because they’re more sensitive to the end value there as well as a lag in being able to analyze those. What I can tell you is that it is consistent with what we’ve published. And what has been published independently is that those patients with lupus decided at much higher levels of soluble ALCAM in their urine than those in the SLE. And that was replicated when we looked at our Type A versus Type B, so I can certainly divulge that. So that’s consistent. What we do want to do is to do more deeper analysis with other immunological markers to see if soluble outcome can provide a little bit more fidelity on perhaps responder relationships. But until we get a greater number of patients, perhaps past the six-month mark, we are being a little bit cautious on what we say there to help. And Maple can answer the question regards, the lymphopenia observed.

Maple Fung:

Okay, so to jump in regarding your question on the Grade 3 lymphopenia event is as per protocol, patients with lymphopenia are permitted to decrease their dose in half. And so, one of these patients has done so and she continues to dose successfully. As we mentioned, it is a tracking as a pharmacodynamic marker, as well as so this patient is one of the complete responders. Her PI is quite pleased with her progress, and we just monitor the lymphocyte count, as expected in the protocol.

Dae Gon Ha:

Great, thanks for taking our questions.

Operator:

Your next question comes from the line of Thomas Smith. Your line is open.

Thomas Smith:

Hey, guys, good morning. Thanks for taking the questions. And let me add my congrats on the data.

I guess first on the safety tolerability, I know it was deemed unrelated to treatment, but can you provide any additional color on the patients who discontinued related to the liver enzyme validations?

Maple Fung:

Sure. So, this patient actually, the discontinuation due to the elevated liver function occurred almost 30 days after her final dose. She had been hospitalized for, again, some unrelated adverse events. And although, she also was a responder, she did not want to resume treatment and therefore discontinued after a hospitalization for dehydration. And this was thought perhaps to be in part due to her extremely good response. And so, her hydration status quickly deteriorated after responding very well to our treatment. And so therefore, she discontinued, and it was unrelated with her elevated LFT.

Thomas Smith:

Okay, got it. That’s helpful.

And then just on the efficacy, it looks like you’re seeing a pretty good mix of rapid responses and maybe some responses that manifest with longer treatment duration. Sounds like you’re still working through some of the data. But I’m curious how well the PD data tracking with the clinical improvements in UPCR I guess, even in this relatively early dataset?

Maple Fung:

Yeah, I’m gonna pass it to Steve to answer your question about the pharmacodynamic marker. But just to mention, there have been no changes in ASD or ALP noted across this program or any of our Itolizumab programs to kind of close the loop on that question. But here, Steve, do you want to respond about pharmacodynamic marker?

Stephen Connelly:

We’ll be looking at the changes in levels of CD6. And similar to what we’re doing with GVHD, which is sort of a PK/PD response exposure analysis, we’ll continue to do that. What we have seen is that the levels are rapidly reduced in these patients, which does appear to be maybe an early signal of an exposure response relationship. But again, like many of the biomarkers, we want to sort of getting as many of these patients past the six-month mark just to increase our N there, as well as trying to be mindful about how we batch data analysis in terms of sampling the samples for PD. But the mechanisms appear consistent from the peripheral blood markers, we see the very rapid loss of CD6, and those levels stay down through the course of treatment. Now, of course, we’re looking at peripheral blood, what can be happening in the kidney might be important, and I think that’s where exposure response relationships may be able to tease that out. But of course, as I said, we’ll wait until we have a larger N number here as some of these patients who are roughly around the 12-week mark, get closer to the six-month mark. So, expect a full update on that top line.

Thomas Smith:

Okay. Great. Extremely helpful.

And maybe just last question, can you just walk us through, I guess, the anticipated cadence of updates here? Is it your intention to perhaps present these interim data at a scientific venue, or should we be looking forward to the top line? Full data set here in mid-2023 is kind of the next update?

Bruce Steele:

Yeah, good question, Tom. I think we’ll be looking, obviously, for opportunities to present our data at relevant conferences. We obviously feel good about what we’ve observed so far. We think this will have interest at the conference level. And then yeah, we expect our top line data from this portion of the study mid-year next year.

Thomas Smith:

Great! Looking forward!

Bruce Steel:

And then of course, we do expect in terms of cadence of other data from the rest of our pipeline, we do expect data during 2023 from both EQ 101and 102 as well.

Thomas Smith:

Yeah, got it. Okay. Great. Yeah. Looking forward to the next update, guys. Congrats on the data. .

Bruce Steel:

Thanks, Tom.

Operator:

So, your next question comes from the line of Ram Selvaraju. Your line is open.

Mitchell Kapoor:

Hi, everyone, this is Mitchell on for Ram? Thank you for taking our questions. The first one is we just wanted to ask, you know what happens after you’ve disclosed the top line pull data set from the Type B part of the study? You go to the FDA and ask for an end of study meeting? Or what are the next steps after that?

Bruce Steel:

Yeah, I think we’re going to be starting now, or actually, we already have started thinking about what the next phase of development should look like. I think we want to be thoughtful and perhaps creative about how we advance the program visa vie other programs that are in the LN space. I think we’re particularly intrigued by what we feel are pretty deep, rapid reductions in patients with high levels of proteinuria, which may be a significant point of differentiation, compared to other programs. We know some of the other programs that are still in development have shown data on patients with significantly lower levels of proteinuria. With good results, I think we’re going to focus on where we think we can have a big impact for these patients. And we’ll be approaching the agency at the appropriate time to open that discussion on how best to advance a program with the goal of getting this drug to patients as quickly as possible. If we continue to see success, as we’ve observed so far.

Mitchell Kapoor:

Great. And then, could you comment on what a pivotal study might look like? Do you anticipate that it’s active with comparator or active with placebo-controlled design or any other thoughts on how that might look?

Bruce Steel:

Yeah, as I just said, I think we’ll come back to our stakeholders when we’re ready with what we think the next phase of development should be. There’s an abundance of pivotal study designs from approved drugs that you can refer to as well as some of our peers are starting to get into more advanced development, so, it’ll be interesting to see sort of how they’re approaching it. But again, we’ll be looking to differentiate what we think is a unique product profile here for the program, as we carry forward, but you know, a little bit premature to discuss what a pivotal study will be.

Mitchell Kapoor:

Okay, great. Thank you for taking our questions and congrats.

Bruce Steele:

Thank you.

Operator:

Your next question comes from the line of Prakhar Agrawal. Your line is open.

Prakhar Agrawal:

Hi, good morning, and thanks for taking my questions. Congratulations on the data. Firstly, any details on the eGFR curves for these patients? And how does that look? And I had a few follow ups.

Maple Fung:

Yeah, so it is mentioned on one of the slides, that the EGFR has remained stable in these patients so far to date.

Prakhar Agrawal:

Okay, and is the induction therapy and the compliance for induction therapy in Asia, where most of these patients are enrolled, vary compared to some of the other geographies? And would you expect any differences in response by ethnicity, or LN?

Maple Fung:

As you’re aware, LN disproportionately is in minority populations. And I’m not aware of any literature that supports that there be a difference in response between ethnicity type. We haven’t seen that across our other Itolizumab program, either in terms of pharmacokinetics or pharmacodynamics.

Prakhar Agrawal:

And the UPCR reduction data, obviously looks very good, but could you comment on the complete response data that you’re seeing, taking into account the definition uses some of the other trials in this phase that includes components such as eGFR, rescue meds, like with a complete response on less than 0.5 meet that criteria? And just as looking ahead, what benchmarks are you looking for complete response at six months to make a decision on taking this forward, given induction therapy has roughly 20% complete response. Thank you.

Stephen Connelly:

Yeah. Thanks, Prakhar. So, in terms of the definitions, I mean, we put up just the thresholds, the UPCR but of course, there are a lot of other components into that such as stable eGFR, no rescue meds, etc. We’re all very consistent with that, you can’t just take additional therapy and still be considered a responder, as one example is the same as worsening eGFR. As we think about the thresholds for UPCR, so we’re using the ERA-EDTA guidelines right, and it’s citing that to get below, between 0.5 and 0.7. Benlysta uses 0.7, Lupkynis uses 0.5, and as we think about getting into those levels, and maybe how to benchmark it, what is very clear from that guideline, if you read it into the minutia, is that they suggest that if patients are responding on therapy that they continue dosing, because those that have higher levels of UPCR can take longer for those patients to resolve. So how does that impact how we think about the data? Well, if we have start higher starting levels of UPCR. and we continue to see those levels track down. It may just take a little bit longer in those patients if we have a greater number of them with high UPCR, to get into that sort of all-important CR range. So, I think we have to just tend to the fact that if you have high CR rates with low levels of UPCR, that may be easier to achieve than high rates of CR with much higher levels of UPCR at a six-month interval. So, I think we’ll take all of that into consideration.

Another interesting element of our data, which stands out, is that we appear to have more overall responders. So, if you look at the number of patients who do not respond and consistently do not respond to standard of care, that’s a greater number across both the standard of care as well as the approved drug. So, it does appear that perhaps our mechanism may grab more of those patients and start to move their UPCR down. So that’s an important element that we should be focusing on here. And noting also that Benlysta takes two years to work. So, I think at six months, we’re not going to be overly focused on hitting a specific CR rate, I think we’ll look at the data qualitatively and say, we have very high levels of UPCR, and then a great number of patients, we’re seeing that UPCR decrease, not just past the 0.5, plus the 50% range, but actually closer to the 0.5-0.7.

Now you’re hoping for a placebo-controlled trial, if those levels hold for both of the arms, that you can still show a meaningful benefit in that population above placebo. So, we are encouraged by what we see on a number of levels, the speed, the rapidity of that loss of reduction in UPCR, as well as the greater number of patients that appear to be responding. So, all of those are in line with what we think differentiates in Itolizumab as a molecule in the lupus nephritis phase. Does that help answer the question?

Prakhar Agrawal:

Yes, of course. Thanks a lot for the detailed answer. And thank you for taking my questions. I’m looking forward to the next update.

Operator:

Thank you. Your final question comes from the line of Catherine Novack. Your line is open.

Catherine Novack:

Hi, morning, congrats on the data and thanks so much for taking my question. My first is, I wanted to ask you a little bit more about next study steps. given the strong results that you’ve seen, and that you’ve already identified a dose? Can you maybe give more color on what the next steps would be? Would it be a larger phase II study? Or is this potentially registrational given what you’ve shown?

Bruce Steel:

Thanks for the question. I think we do feel pretty good about the dose level, and this has informed not only in this study, but across the studies of Itolizumab in different patient populations, as well as what we think is a pretty reliable now pharmacodynamic biomarker and looking at the levels of CD6 on T cells. So, yeah, I think we feel good about the dose, I think whatever we do, as a next step will be designed to support registration, whether it’s a single study or one of two studies that may be required. I think we’ll have to leave that open until we have a more firm kind of strategy going ahead. But we’re actively working on that. And I think we’ll be prepared to move into future studies pretty quickly, with a target sometime during next year.

Catherine Novack:

Got it. And then I want to just one question about the kinetics of UPCR lowering? Did you tend to see deepening responses for patients after the end of therapy? And was this expected based on what you’ve seen earlier studies and Itolizumab mechanism of action?

Stephen Connelly:

Yeah, if we get to the patient dispositions slide, you’ll note that there’s a patient yet, so say for instance, subject to. So, they had a partial response about week 16, they counted as a partial response. We took that data at week 28 and then it continued to get better as shortly after the last dose. Now, if you recall from our data and even the SLE data, the half-life of these antibodies is about 20 days. And at this level, we expect to see quite a durable tail on the pharmacodynamic effects. So, you can see that some of these patients had an early response, which is very consistent with the mechanism of action. But inflammation in the tissues may take longer to resolve in certain patients over others depending on the types of cells that are there, the ability for those patients to respond regenerate, and that manifests in the lowering of UPCR. I think what we found most striking was that we tended to see a greater number of at least responses than you typically observed with standard of care. And in many of those instances, those responses continue to get deeper, as you continue to dose out through as Itolizumab even in the presence of that steroid taper release reducing steroids to below that recommended 7.5. mg or below via the ERA guidelines.

So hopefully that answers your question. It’s very hard, a priori to say, you know, which patients may respond quicker, we just don’t know enough about the underlying immunological landscape in the kidneys. It’s very hard to get kidney tissue from those patients, but it’s very consistent, at least early responded to what we’ve seen in acute GVHD where the first dose was, seemed to be very important. And we saw rapid resolution of GI inflammation. So, I think what you’re seeing, perhaps in some of these early responders, is exactly that. And some of these later responders may just have a different phenotype in the kidney or a different immunological landscape and or damage profile that just takes a little longer to resolve. I think it’s just important to note that they continue to get better, and we see more responses in more patients than expected with standard of care.

Catherine Novack:

Got it! And just finally, you know, you mentioned lack of hemodynamic impact from itolizumab. Can you talk about how the safety profile looks versus standard of care approved therapies on the market?

Stephen Connelly:

I’ll start with the lack of hemodynamic effects. There’s a nice article, I think was published by Brad Roven, recently, as a review on space. Now we’ve kind of seen it purported past some hemodynamic effects. And I think one of the questions is, do you see a change in UPCR all because the hemodynamic effects, but when you biopsy the kidney, you may still have an underlying inflammatory environment or T cells still causing an issue, I think we’re still wait to see some of that data. You’d expect that molecule to be both immunomodulatory as well as perhaps human dynamic. Now our molecule shouldn’t have any hemodynamic effects, it doesn’t change any of those parameters, it should be a pure immunomodulator. It should modulate not only activity of T cells in those tissues, but the cycling of T cells into the inflamed organ itself.

And then also restoring the immune homeostasis, which we hope actually manifests as a differentiating element, which is a longer more durable remission these patients. Now this shouldn’t be broadly immunosuppressive because you’re really targeting those antigen specific activated T cells, and not shutting down other inflammatory cells. That might lead to more broad immuno suppression. So, as that therapy that you add on to standard of care, you ideally want something that’s very targeted, and not to continue to play on top more broad, deep, toxic immunosuppressants with limited therapeutic windows. So, we think this molecule could be used to replace immunosuppressive in the long-term, that’s something that we’ve given a lot of thought sooners is a great goal. But in this interim, we’re very excited that we can improve what we think are outcomes in these patients on top of standard of care, and do not appear to see anything that would suggest that we’ve changed the safety or risk benefit profile on top of standard of care.

Maple Fung:

And just to add to that, I’ll just elaborate that, you know, we’re fortunate to be able to, you know, combine the safety data across all of the patients that have previously been dosed across many different programs. And of course, you know, already approved in India and has a lot of usage there as well. So, the safety profile is pretty well delineated. And we’re not seeing anything particularly to this population, which is reassuring, especially these patients are all again, like Steve mentioned on, you know, steroids as well as mycophenolate.

Catherine Novack:

Got it! Congrats again. Thanks so much for taking my questions.

Operator:

There are no further questions at this time. Mr. Steele, I turn the call back over to you.

Bruce Steel:

Thanks, everybody, again for joining us this morning, for this update. We’re, again, quite excited about what we’ve observed, and I look forward to advancing the program. Please feel free to reach out at any time with any follow up questions or comments. Thank you.

Operator:

This concludes today’s conference call. You may now disconnect